[ELECTROLUX LOGO]

PRESS RELEASE

REPORT FOR THE FIRST NINE MONTHS OF 2002	Stockholm, October 22, 2002 Page 3 (14)

Net income per share rose by 58% to SEK 13.10

	Nine	Nine		Third	Third
Amounts in SEKm, unless	months	months		quarter	quarter
otherwise stated	2002	2001	Change	2002	2001	Change

Net sales	102,564	103,922	-1.3%	31,760	32,793	-3.2%
Operating income 1)	8,294	6,330	+31%	1,781	2,442	-27%
Operating income excl. items affecting comparability1) 2)	6,384	4,973	+28%	1,756	1,085	+62%
Margin, %	6.2	4.8		5.5	3.3
Income after financial items1)	8,104	5,453	+49%	1,728	2,202	-22%
Income after financial items excl. items affecting comparability 1) 2)	6,194	4,096	+51%	1,703	845	+102%
Margin, %	6.0	3.9		5.4	2.6
Net income per share, SEK3)	18.40	12.20	+51%	3.80	5.65	-33%
Net income per share, excl. items affecting comparability 2)	13.10	8.30	+58%	3.75	1.75	+114%
Value creation	2,720	229	+2,491	636	-453	+1,089
Return on equity, %	26.6	19.2
Return on equity, excl. items affecting comparability, % 2)	18.9	13.0

1)	New accounting principle for R&D and software had positive impact of SEK 155m on income in the first nine months of 2002 (see page 2).

2)	In the first nine months of 2002, income includes items affecting comparability in the amount of SEK 1,910m (1,357) (see page 2).

3)	Based on the average number of shares after buy-backs (see page 10).

•	Marked upturn in income for North American operation, although from a low level in 2001

•	Substantial improvement in income and margin for appliances in Europe

•	Higher income for both Professional Indoor and Outdoor Products for comparable units

•	Net debt/equity ratio improved to 0.13 as a result of continued strong cash flow

Net sales and income

Net sales for Electrolux in the first nine months of 2002 amounted to SEK 102,564m, compared with SEK 103,922m for the same period in 2001. This corresponds to a decrease of 1.3%, of which -2.2% is attributable to exchange rate fluctuations, -3.9% to changes in Group structure, and +4.8% to volume/price/mix.

Operating income amounted to SEK 8,294m (6,330), corresponding to 8.1% (6.1) of sales. Income after financial items was SEK 8,104m (5,453), corresponding to 7.9% (5.2) of sales. Net income increased to SEK 6,051m (4,156), which corresponds to SEK 18.40 (12.20) per share.

Items affecting comparability

The above mentioned income figures for the first nine months of 2002 include items affecting comparability amounting to SEK 1,910m (1,357). See table below.

Items affecting comparability, January-September, SEKm	2002	2001

Capital gain in the 1st quarter of 2002 from the divestment of the remaining part of the leisure-appliance operation	1,800
Capital gain in the 1st quarter of 2002 from the divestment of the European home-comfort operation	85
Net capital gain in the 3rd quarter of 2002 from the divestments of Zanussi Metallurgica, Mexican compressor plant and European motor operation	25
Capital gain in 3rd quarter of 2001 from the divestment of the major part of the leisure-appliance operation		3,120
Restructuring provision in 3rd quarter of 2001, referring mainly to the components product line		-1,763

Total	1,910	1,357

Income excluding items affecting comparability

Excluding items affecting comparability, operating income increased by 28% to SEK 6,384m (4,973), corresponding to 6.2% (4.8) of sales, and income after financial items increased by 51% to SEK 6,194m (4,096), corresponding to 6.0% (3.9) of sales. Net income increased by 52% to SEK 4,300m (2,824), corresponding to SEK 13.10 (8.30) per share.

Financial net

Net financial items amounted to SEK -190m (-877). The improvement is mainly due to lower interest rates and reduced net borrowings.

Impact of changes in exchange rates

In terms of both transaction and translation effects, changes in exchange rates during the period had a negative impact on income after financial items of approximately SEK -155m. The corresponding impact in the third quarter is estimated to approximately SEK -220m. This impact is mainly related to the strengthening of the Swedish krona against the US dollar.

New accounting principle for R&D as of January 1, 2002

A new Swedish accounting standard, RR 15 Intangible assets, came into effect as of January 1, 2002. According to this standard, costs for development of products and software should be capitalized.

Development costs of SEK 155m referring to projects initiated during the first nine months have been capitalized. Income for the previous year has not been adjusted in this respect.

The five other Swedish accounting standards issued by The Swedish Financial Standards Council effective as of January 1, 2002 have not had any material effect on the Group’s accounts.

Third quarter

Sales in the third quarter of 2002 declined to SEK 31,760m (32,793). Of the total decline of 3.2%, -7.8% is attributable to changes in exchange rates, -2.6% to changes in Group structure, and +7.2% to volume/price/mix.

Operating income decreased to SEK 1,781m (2,442), corresponding to 5.6% (7.4) of sales. Income after financial items declined to SEK 1,728m (2,202), which corresponds to 5.4% (6.7) of sales. Net income was SEK 1,239m (1,928), corresponding to SEK 3.80 (5.65) per share.

Income excluding items affecting comparability

Excluding items affecting comparability, operating income increased by 62% to SEK 1,756m (1,085), corresponding to 5.5% (3.3) of sales, and income after financial items increased by 102% to SEK 1,703m (845), corresponding to 5.4% (2.6) of sales. Net income increased by 105% to SEK 1,222m (596), corresponding to SEK 3.75 (1.75) per share.

Cash flow

Cash flow from operations, adjusted for changes in exchange rates, amounted to SEK 7,604m (7,818). The improvement in income in the first nine months of 2002 has been offset by a lower decrease in working capital than in the previous year, as well as the final payment in the first quarter of USD 94 million (approximately SEK 990m) related to the PBGC pension litigation.

Financial position

Equity

Equity as of September 30, 2002 amounted to SEK 30,664m (31,968), which corresponded to SEK 95.00 (93.70) per share. Return on equity was 26.6% (19.2). Excluding items affecting comparability, the return on equity was 18.9% (13.0).

Net assets

Average net assets for the period amounted to SEK 37,584m (45,177) excluding items affecting comparability and SEK 36,551m (43,249), including items affecting comparability. This decrease is primarily due to divestments and restructuring as well as exchange rate effects. Return on net assets was 30.3% (19.5). Return on net assets excluding items affecting comparability was 22.6% (14.7).

Net assets as of September 30, 2002 in relation to sales was 25.9% (29.9).

Net debt/equity and liquid funds

Net borrowings decreased to SEK 4,187m (9,678). The net debt/equity ratio decreased to 0.13 (0.30).

Liquid funds at the end of the period were SEK 15,038m (15,125).

Deficits in pension plans

The decline in the stock markets has reduced the value of the Group’s pension assets.

Operating income for the third quarter of 2002 has been negatively impacted by a provision of SEK 45m related to a deficit in the Swedish pension plans.

As of September 30, 2002 the Group’s pension funds in the US, which have previously been over-funded, were under-funded by approximately USD 87m (approximately SEK 810m). Assuming no change in market valuation and interest rates, the Group’s US subsidiary would be required to either record a pension liability against equity in the fourth quarter of 2002, make a cash contribution or a combination of the two. The Group would also likely recognize an increased pension expense in 2003.

Value created

The total value created by the Group during the first nine months of 2002 amounted to SEK 2,720m, compared with SEK 229m in the first nine months of 2001. The improvement is mainly a result of an increase in operating margin to 6.2% (4.8), due primarily to higher volumes in Consumer Durables in the US and Europe. The capital turnover rate for the Group increased to 3.64 from 3.07 in the preceding year.

The table below shows value creation for the period by business area.

	Nine	Nine		Third	Third
Value creation by business area,	months	months		quarter	quarter		Full year
SEKm	2002	2001	Change	2002	2001	Change	2001

Consumer Durables
Europe	1,435	619	816	539	241	298		1,172
North America	1,137	92	1,045	77	-313	390		-297
Rest of the world	-818	-853	35	-280	-338	58	-	1,023

Total Consumer Durables	1,754	-142	1,896	336	-410	746		-148

Professional Products
Indoor	207	313	-106	92	-33	125		250
Outdoor	881	673	208	253	182	71		914

Total Professional Products	1,088	986	102	345	149	196		1,164

Common Group costs, etc.	-122	-615	493	-45	-192	147		-754

Total	2,720	229	2,491	636	-453	1,089		262

Value created is defined as operating income excluding items affecting comparability, less a weighted average cost of capital (WACC) on average net assets. As of 2002, the Group’s WACC has been changed from 14% to 13% before tax.

Operations by business area

Consumer Durables

Industry shipments of core appliances in Europe increased in volume by approximately 1% in the first nine months of 2002 compared with the same period in the previous year. Western Europe showed a decline of 2%, while the market in Eastern Europe increased by approximately 15%. Shipments in the third quarter increased by 3%, with a decline of 2% in Western Europe and a growth of approximately 20% in Eastern Europe. Group sales of appliances in Europe increased from the previous year, particularly in Eastern Europe and with respect to key accounts. Operating income showed a substantial improvement with a higher margin, both for the period as a whole and for the third quarter. This improvement is mainly a result of higher volumes, lower costs for materials and improved internal efficiency.

In the US, industry shipments for core appliances increased in volume by about 7% in the first nine months and approximately 2% in the third quarter. Including air conditioners and microwave ovens, shipments increased by about 6% for the entire period, and by almost 3% in the third quarter. Group sales of appliances in North America were substantially higher than in the previous year, particularly in the refrigerator and cooker product areas. Operating income and margin showed a marked upturn, but from a low level in 2001. Income for the first nine months of 2001 was negatively impacted by non-recurring costs of approximately SEK 950m related to problems in connection with the start-up of a new generation of refrigerators. Sales of room-air conditioners were lower than in 2001 and operating income in this product area declined.

Demand for appliances in Brazil increased for the period as a whole after having showed an upturn in both the second and third quarter. Group sales were in line with last year in local currency but declined in SEK. Operating income showed a substantial downturn and was negative, mainly due to higher costs for materials and a less favorable product mix. Lower exports to Argentina also had a negative impact. Group sales in China showed good growth over the previous year. Operating income for the Chinese operations declined and remained negative, mainly as a result of higher costs for marketing, a less favorable product mix and downward pressure on prices. Group sales of appliances in India were lower than in the previous year. Operating income for the Indian operation declined somewhat and remained negative. The market for appliances in Australia showed an upturn, and the Group had a positive trend in both sales and income. Overall, operating income for the appliance operation outside Europe and North America declined compared with the previous year and was negative.

Demand for floor-care products in the US declined for the period as a whole after a downward trend in the third quarter. Demand in the European market showed a continued positive trend, however. Group sales of floor-care products were somewhat lower than in the previous year. Operating income was largely unchanged as a result of a more favorable product mix and productivity improvements.

Demand for consumer outdoor products was slightly higher than in 2001 in both Europe and the US. The Group achieved higher sales in Europe and operating income for the European operation showed a marked upturn. Also, in the US, Group sales of consumer outdoor products were higher than in 2001, and operating income and margin improved.

Overall, sales for the Consumer Durables business area were higher than in the previous year, and operating income and margin improved.

Professional Indoor Products

Demand for food-service equipment in Europe was somewhat weaker than in 2001. Group sales declined, mainly due to divestments. Operating income and margin improved as a result of structural changes, as well as a more favorable mix.

Group sales of laundry equipment decreased due to weaker demand in several European markets, and in Japan. Operating income and margin improved as a result of higher productivity and the launch of new products in North America.

Demand for compressors in Europe was higher than in the previous year. Group sales increased for comparable units. Operating income showed a marked improvement as a result of restructuring and the introduction of a new compressor.

Total sales for Professional Indoor Products decreased, mainly as a result of divestments and implemented restructuring. Operating income and margin increased for comparable units.

Professional Outdoor Products

Demand for professional chainsaws increased, particularly in Eastern Europe. Group sales of chainsaws rose from the previous year.

Strong growth in sales was reported for professional lawn and garden products, while sales for construction products declined. The integration of the newly acquired Diamant Boart operation proceeded according to plan.

Overall, sales for Professional Outdoor Products were higher than in the previous year. The change in accounting principle for R&D had a significant positive impact on operating income for this business area. Income and margin improved on a comparable basis, however.

Major changes in the Group since June 30, 2002

As of July 1, the Group acquired Diamant Boart International, a world-leading manufacturer and distributor of diamond tools and related equipment for the construction and stone industry. The purchase price was SEK 1,700m on a debt-free basis. In 2001, the operation had sales of approximately SEK 2,500m and approximately 2,000 employees. The operation is part of Professional Outdoor Products. In 2001, this business area had sales of approximately SEK 1,300m in power cutters and diamond tools. The acquired operation is included in the accounts for the third quarter of 2002 with sales of SEK 647m.

As of July 1, the Group divested its metallurgical plant in Italy, which was part of the Components product line in the Professional Indoor Products business area. The divested operation had sales in 2001 of approximately SEK 1,300m, of which approximately SEK 600m was external sales. The operation has approximately 640 employees.

Ongoing restructuring and cost adjustments

The restructuring measures announced in 2001 are proceeding according to plan. The changes refer mainly to operations in components and major appliances, and include plant shutdowns as well as rationalization of sales organizations and administration.

Of the total provision of SEK 3,261m in 2001, approximately SEK 2,347m had been utilized as of September 30, 2002. Savings in the first nine months of 2002 amounted to approximately SEK 704m. Changes implemented to date have involved personnel cutbacks of approximately 3,450, of which approximately 2,380 in 2002.

Provisions in 2001, SEKm		Utilized	Savings	Estimated savings

	Provision	up to Q3	up to Q3	2002	2003

Major appliances, Europe	997	359	181	206	552
Floor care, Europe	19	16	—	9	17
Garden products, Europe	157	101	51	51	96
Major appliances, North America	114	98	88	157	210
Major appliances, Rest of the world	40	25	32	38	47

Total Consumer Durables	1,327	599	352	461	922
Food-service equipment	168	160	79	89	89
Components	1,710	1,548	240	273	343
Other	56	40	33	33	36

Total	3,261	2,347	704	856	1,390

Parent company

Net sales for the parent company, AB Electrolux, in the first nine months of 2002 amounted to SEK 4,972m (5,402). Income after financial items was SEK 3,388m (2,230), including dividends from subsidiaries in the amount of SEK 4,531m (2,955).

Capital expenditure for the period was SEK 91m (93). Liquid funds at the end of the period amounted to SEK 8,838m (6,907), compared with SEK 4,281m at year-end 2001.

Repurchase of shares

The Electrolux Board has authorized repurchase of own shares in accordance with the authorization by the Annual General Meeting in April 2002.

The AGM authorized the Board of Directors to acquire and transfer own shares during the period up to the next AGM. Shares of series A and/or B may be acquired on condition that after each repurchase transaction the company owns a maximum of 10% of the total number of shares.

The purpose of the share repurchase program has been to ensure the possibility to adapt the capital structure of the Group and thereby contribute to increased shareholder value, or to use the repurchased shares in connection with the financing of potential acquisitions and the Group’s option program.

Following the reduction of the share capital of AB Electrolux in May 2002, the company’s share capital consists of 10,000,000 A-shares and 328,712,580 B-shares, totaling 338,712,580 shares. After the reduction Electrolux owned 9,148,000 previously repurchased B-shares.

During the third quarter Electrolux repurchased 6,774,252 B-shares. As of September 30, 2002, the company owned a total of 15,922,252 B-shares, equivalent to 4.7% of the total number of outstanding shares. The highest price paid during the third quarter was SEK 169 per share and the lowest price was SEK 151. The average price paid was SEK 160.

	Total number of			Number of shares
	outstanding A- and	Number of shares		held by other
	B-shares	held by Electrolux		shareholders

Number of shares as of January 1, 2002	366,169,580		36,605,000	329,564,580
Cancellation of shares and reduction of share capital, as of May 14, 2002	-27,457,000	-	27,457,000	—

Number of shares after cancellation of shares and reduction of share capital	338,712,580		9,148,000	329,564,580
Repurchase of shares in the 3rd quarter of 2002	—		6,774,252	—

Number of shares as of September 30, 2002	338,712,580		15,922,252	322,790,328

Outlook for the rest of 2002*)

Market demand for the rest of the year is estimated to be flat or slightly down in both Europe and North America compared with the previous year.

Notwithstanding the above expectations for market demand, and on the basis of the ongoing restructuring measures as well as the costs related to the new refrigerator line in the US in 2001, the Group should achieve a significant improvement in operating income and value created for the full year 2002, excluding items affecting comparability.

Stockholm, October 22, 2002

Hans Stråberg
President and CEO

*) This statement is an adjustment to the outlook included in the Group’s half-yearly report issued on July 18, 2002, which stated: “Market demand during the second half of 2002 is expected to be generally flat in both Europe and North America compared with the same period in the previous year. However, there is still uncertainty regarding consumer confidence and spending in the US. During both the third and fourth quarters comparison of industry shipments of appliances will be against strong quarters in 2001. Notwithstanding expectations for flat market demand, and on the basis of the ongoing restructuring measures, as well as the costs related to the new refrigerator line in the US in 2001, the Group should achieve an improvement in operating income and value created for the second half of 2002, compared with the same period in 2001. Operating income and value creation for the full year of 2002 is thus expected to show a significant improvement, excluding items affecting comparability.”

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals or targets of Electrolux for future periods and future business and financial plans. Actual results may differ materially from these goals and targets due to a variety of factors. These factors include, but may not be limited to the following; the success in developing new products and marketing initiatives, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals, competitive pressures to reduce prices, significant loss of business from major retailers, consumer demand, effects of currency fluctuations and the effect of local economies on product demand.

Consolidated income statement, SEKm	Nine	Nine	Third		Third	Full
	months	months	quarter		quarter	year
	2002	2001	2002		2001	2001

Net sales	102,564	103,922		31,760	32,793		135,803
Cost of goods sold	-78,686	-80,952	-	24,276	-25,763	-	105,654
Selling expense	-13,338	-13,403		-4,569	-4,719		-17,806
Administrative expense	-4,061	-4,379		-1,139	-1,123		-5,790
Other operating income/expense	-95	-215		-20	-103		-131
Items affecting comparability	1,910	1,357		25	1,357		-141

Operating income*	8,294	6,330		1,781	2,442		6,281
Margin, %	8.1	6.1		5.6	7.4		4.6

Financial items, net	-190	-877		-53	-240		-1,066

Income after financial items	8,104	5,453		1,728	2,202		5,215
Margin, %	7.9	5.2		5.4	6.7		3.8
Taxes	-2,071	-1,356		-482	-300		-1,477
Minority interests in net income	18	59		-7	26		132

Net income	6,051	4,156		1,239	1,928		3,870

* Including depreciation in the amount of:	-2,859	-3,140		-888	-1,127		-4,277

Net income per share, SEK	18.40	12.20		3.80	5.65		11.35

Number of shares after buy backs, million	322.8	341.1		322.8	341.1		329.6
Average number of shares after buy backs, million	328.8	341.1		327.2	341.1		340.1

Consolidated balance sheet, SEKm	September 30	September 30	Full year
	2002	2001	2001

Assets
Fixed assets	28,942	32,799	32,351
Inventories, etc.	15,461	18,699	17,001
Accounts receivable	24,399	27,043	24,189
Other receivables	6,442	7,873	8,532
Liquid funds	15,038	15,125	12,374

Total assets	90,282	101,539	94,447

Equity and liabilities
Shareholders’ equity	30,664	31,968	28,864

Minority interests	596	766	699
Interest-bearing liabilities and provisions	19,225	24,803	23,183
Non-interest-bearing liabilities and provisions	39,797	44,002	41,701

Total equity and liabilities	90,282	101,539	94,447

Contingent liabilities	1,323	1,269	1,220

Change in equity, SEKm	Nine months	Nine months	Full year
	2002	2001	2001

Opening balance	28,864	26,324	26,324
Dividend payment	-1,483	-1,365	-1,365
Repurchase of shares	-1,083	-	-1,752
Translation differences	-1,685	2,853	1,787
Net income	6,051	4,156	3,870

Closing balance	30,664	31,968	28,864

	Nine months	Nine months	Full year
Consolidated cash flow statement, SEKm	2002	2001	2001

Operations
Income after financial items	8,104	5,453	5,215
Depreciation according to plan charged against above income	2,859	3,140	4,277
Provisions and capital gains/losses	-3,443	-1,821	-2,148
Taxes paid	-761	-983	-1,496
Changes in operating assets and liabilities
Change in inventories	311	165	1,164
Change in accounts receivable	-2,098	-1,697	-50
Change in other current assets	949	162	146
Change in current liabilities and provisions	1,683	3,399	2,374

Cash flow from operations	7,604	7,818	9,482
Investments
Investments in/divestments of operations	2,075	4,381	4,861
Capital expenditure	-2,199	-2,969	-4,195
Other	116	501	547

Cash flow from investments	-8	1,913	1,213

Dividend	-1,483	-1,365	-1,365
Repurchase of shares	-1,083	-	-1,752

Cash flow after dividends	5,030	8,366	7,578
Change in interest-bearing liabilities	-1,894	-2,637	-4,059
Total cash flow	3,136	5,729	3,519
Liquid funds at beginning of year	12,374	8,422	8,422
Exchange-rate differences referring to liquid funds	-472	974	433
Liquid funds at end of period	15,038	15,125	12,374

Change in net borrowings
Total cash flow excl. change in loans	5,030	8,366	7,578
Net borrowings at beginning of year	-10,809	-16,976	-16,976
Exchange-rate differences referring to net borrowings	1,592	-1,068	-1,411

Net borrowings at end of period	-4,187	-9,678	-10,809

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
Net sales by business area, SEKm	2002	2001	2002	2001	2001

Consumer Durables
Europe	35,742	34,384	12,605	12,237	47,200
North America	39,250	37,566	10,876	11,154	46,814
Rest of the world	11,026	10,971	3,332	3,509	14,976

Total Consumer Durables	86,018	82,921	26,813	26,900	108,990

Professional Products
Indoor	8,253	13,450	2,192	3,829	17,073
Outdoor	8,174	7,325	2,720	2,108	9,452

Total Professional Products	16,427	20,775	4,912	5,937	26,525

Other	119	226	35	-44	288

Total	102,564	103,922	31,760	32,793	135,803

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
Operating income by business area, SEKm	2002	2001	2002	2001	2001

Consumer Durables
Europe	2,323	1,610	828	585	2,528
Margin, %	6.5	4.7	6.6	4.8	5.4
North America	2,791	1,680	577	188	1,814
Margin, %	7.1	4.5	5.3	1.7	3.9
Rest of the world	35	196	-41	21	287
Margin, %	0.3	1.8	-1.2	0.6	1.9

Total Consumer Durables	5,149	3,486	1,364	794	4,629
Margin, %	6.0	4.2	5.1	3.0	4.2

Professional Products
Indoor	594	963	197	176	1,070
Margin, %	7.2	7.2	9.0	4.6	6.3
Outdoor	1,177	982	356	280	1,313
Margin, %	14.4	13.4	13.1	13.3	13.9

Total Professional Products	1,771	1,945	553	456	2,383
Margin, %	10.8	9.4	11.3	7.7	9.0

Common Group costs, etc.	-536	-458	-161	-165	-590
Items affecting comparability	1,910	1,357	25	1,357	-141

Total	8,294	6,330	1,781	2,442	6,281

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	Year
Value created, SEKm	2002	2001	2002	2001	2001

Consumer Durables

Europe	1,435	619	539	241	1,172
North America	1,137	92	77	-313	-297
Rest of the world	-818	-853	-280	-338	-1,023

Total Consumer Durables	1,754	-142	336	-410	-148

Professional Products
Indoor	207	313	92	-33	250
Outdoor	881	673	253	182	914

Total Professional Products	1,088	986	345	149	1,164
Common Group costs, etc.	-122	-615	-45	-192	-754

Total	2,720	229	636	-453	262

	Nine	Nine	Third	Third	Full
	months	months	quarter	quarter	year
Key ratios	2002	2001	2002	2001	2001

Net income per share, SEK1)	18.40	12.20	3.80	5.65	11.35
Return on equity, %2)	26.6	19.2			13.2
Return on net assets, %3)	30.3	19.5			15.0
Net debt/equity ratio 4)	0.13	0.30			0.37
Capital expenditure, SEKm	2,199	2,969	731	934	4,195
Average number of employees	82,556	88,160	80,638	88,542	87,139

1)	Based on an average of number of shares after buy-backs, se page 9.

2)	Annualized net income, expressed as a percentage of average equity.

3)	Annualized operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

Adjusted equity is defined as equity including minority interests.

	Nine	Nine	Full
	months	months	year
Exchange rates in SEK	2002	2001	2001

USD, average	9.92	10.27	10.35
USD, end of period	9.29	10.65	10.59
EUR, average	9.17	9.19	9.25
EUR, end of period	9.15	9.77	9.35
GBP, average	14.69	14.82	14.93
GBP, end of period	14.52	15.68	15.34

Quarterly data
Net sales and income

			1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2002		33,580	37,224	31,760

	2001		33,670	37,459	32,793	31,881	135,803

Operating income, SEKm	2002		3,791	2,722	1,781

	Margin,%		11.3	7.3	5.6

	2002	1)	1,906	2,722	1,756

	Margin, %		5.7	7.3	5.5

	2001		1,852	2,036	2,442	-49	6,281

	Margin,%		5.5	5.4	7.4	-0.2	4.6

	2001	2)	1,852	2,036	1,085	1,449	6,422

	Margin, %		5.5	5.4	3.3	4.5	4.7

Income after financial items, SEKm	2002		3,682	2,694	1,728

	Margin,%		11.0	7.2	5.4

	2002	1)	1,797	2,694	1,703

	Margin, %		5.4	7.2	5.4

	2001		1,499	1,752	2,202	-238	5,215

	Margin,%		4.5	4.7	6.7	-0.7	3.8

	2001	2)	1,499	1,752	845	1,260	5,356

	Margin, %		4.5	4.7	2.6	4.0	3.9

Net income, SEKm	2002		2,962	1,850	1,239

	2002	1)	1,228	1,850	1,222

	2001		1,066	1,162	1,928	-286	3,870

	2001	2)	1,066	1,162	596	950	3,774

Net income per share, SEK	2002		9.00	5.60	3.80

	2002	1)	3.75	5.60	3.75

	2001		3.10	3.45	5.65	-0.85	11.35

	2001	2)	3.10	3.45	1.75	2.80	11.10

Value creation, SEKm	2002		609	1,475	636
	2001		290	392	-453	33	262

1)	Exclusive of items affecting comparability, which in 2002 amounted to SEK 1,910m.

2)	Exclusive of items affecting comparability, which in 2001 amounted to SEK 1,357m.

Net sales by business area, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2002	11,241	11,896	12,605

	2001	10,901	11,246	12,237	12,816	47,200

North America	2002	13,284	15,090	10,876

	2001	12,308	14,104	11,154	9,248	46,814

Rest of the world	2002	3,437	4,257	3,332

	2001	3,233	4,229	3,509	4,005	14,976

Total Consumer Durables	2002	27,962	31,243	26,813

	2001	26,442	29,579	26,900	26,069	108,990

Professional Products, Indoor	2002	3,029	3,032	2,192

	2001	4,584	5,037	3,829	3,623	17,073

Professional Products, Outdoor	2002	2,547	2,907	2,720
	2001	2,525	2,692	2,108	2,127	9,452

	2002	5,576	5,939	4,912
Total Professional Products	2001	7,109	7,729	5,937	5,750	26,525

Operating income by business area, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2002	676	819	828
	Margin,%	6.0	6.9	6.6
	2001	447	578	585	918	2,528
	Margin,%	4.1	5.1	4.8	7.2	5.4

North America	2002	876	1,338	577
	Margin,%	6.6	8.9	5.3
	2001	807	685	188	134	1,814
	Margin,%	6.6	4.9	1.7	1.4	3.9

Rest of the world	2002	-22	98	-41
	Margin,%	-0.6	2.3	-1.2
	2001	45	130	21	91	287
	Margin,%	1.4	3.1	0.6	2.3	1.9

Professional Products, Indoor	2002	183	214	197
	Margin,%	6.0	7.1	9.0
	2001	328	459	176	107	1,070
	Margin,%	7.2	9.1	4.6	3.0	6.3

Professional Products, Outdoor	2002	386	435	356
	Margin,%	15.2	15.0	13.1
	2001	331	371	280	331	1,313
	Margin,%	13.1	13.8	13.3	15.6	13.9

Common Group costs, etc.	2002	-193	-182	-161
	2001	-106	-187	-165	-132	-590

Items affecting comparability	2002	1,885	—	25
	2001	—	—	1,357	-1,498	-141

Five-year review

Amounts in SEKm unless otherwise indicated	2001	2000	1999	1998	1997

Net sales	135,803	124,493	119,550	117,524	113,000
Operating income	6,281	7,602	7,204	7,028	2,654
Margin, %	4.6	6.1	6.0	6.0	2.3
Margin, excluding items affecting comparability, %	4.7	6.5	6.2	5.2	4.0

Income after financial items	5,215	6,530	6,142	5,850	1,232
Margin, %	3.8	5.2	5.1	5.0	1.1
Margin, excluding items affecting comparability, %	3.9	5.6	5.3	4.2	2.8

Net income	3,870	4,457	4,175	3,975	352
Net income per share, SEK1)	11.35	12.40	11.40	10.85	0.95
Dividend, adjusted for share issues1)	4.50	4.00	3.50	3.00	2.50

Value creation	262	2,423	1,782	437
Return on equity, %	13.2	17.0	17.1	18.2	1.7

Return on net assets, %	15.0	19.6	18.3	17.5	6.4

Net debt/equity ratio	0.37	0.63	0.50	0.71	0.94

Capital expenditure	4,195	4,423	4,439	3,756	4,329

Average number of employees	87,139	87,128	92,916	99,322	105,950

1)	The average number of shares in 2001 amounted to 340,064,997 (359,083,955) after buy-backs. The number of shares at year-end was 329,564,580 (341,134,580). The total number of shares for the years 1997-1999 was 366,169,580.

This report has not been audited.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEBSITE

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SWEDEN

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The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2001, Electrolux had sales of SEK 135.8 billion and 87,000 employees.

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AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEBSITE

SE-105 45 STOCKHOLM	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com
SWEDEN